Janel World Trade, Ltd.
150-14 132 Avenue
Jamaica, NY 10343
Tel. 718 527-3800 ext. 1307
Fax: 718-527-1689
jjannello@janelgroup.net
www.janelgroup.net
A C-TPAT validated company

September 16, 2009

Lilyanna Peyser, Esq.
Ellie Bavaria, Esq.
Mail Stop 3561
United States Securities and Exchange Commission
450 Fifth Street
Washington, D.C.  20549

Re:	Janel World Trade, Ltd. Amendment No. 1 Registration Statement on Form S-1 Filed July 24, 2009 with Mistaken File No. 333-60608

Dear Ms. Peyser and Bavaria,

I am the chief executive officer of Janel World Trade, Ltd. I am sending you this letter on behalf of the Company to request the withdrawal of the July 24, 2009 filing of Amendment No. 1 to the Company's Form S-1 Registration Statement, by reason of the use of the wrong file number.

Neither Janel nor any of its affiliates has offered of sold any Janel securities.

We appreciate the attention and cooperation of the staff in these matters, and we look forward to hearing from you as soon as practicable.

Very truly yours, Janel World Trade, Ltd.

By:	s/ James N. Jannello
James N. Jannello
Chief Executive Officer